SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[RULE 13d-101]

(Amendment No. 11)1

GSI Group Inc.

(Name of Issuer)

Common Shares

(Title and Class of Securities)

36191C106

(CUSIP Number)

Stephen W. Bershad

c/o Albert Fried & Co.

45 Broadway, 24th Floor,

New York, NY 10004

(212) 422-7282

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. 36191C106	13D	Page 2 of 4 Pages

(1)	Name of reporting persons Stephen W. Bershad
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 2,965,204(1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,965,204(1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,037,943(2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.88%(3)
(14)	Type of reporting person (see instructions) IN

(1)	Mr. Bershad owns 516,828 shares of Common Stock directly and is deemed a beneficial owner of 2,448,376 shares of Common Stock as the trustee of various grantor retained annuity trusts that he established for estate-planning purposes. Under the terms of the trusts, Mr. Bershad, as trustee, retains sole voting and dispositive power over the shares held in the trusts.
(2)	Includes 72,739 deferred stock units that are fully vested and will convert into shares of Common Stock upon the date Mr. Bershad ceases to be a director of the Company. Mr. Bershad does not have voting rights or the right to receive dividends on these deferred stock units until they are converted to Common Stock.
(3)	Based on 34,193,443 shares of Common Stock of GSI Group Inc. outstanding as set forth in the Company’s Form 10-Q for the period ended June 27, 2014.

CUSIP No. 36191C106	13D	Page 3 of 4 Pages

This Amendment No. 11 is being filed on behalf of Stephen W. Bershad, a citizen of the United States of America (the “Reporting Person” or “Mr. Bershad”), to amend the Schedule 13D that was originally filed on February 4, 2009 (as amended, the “Schedule 13D”), relating to the common shares, no par value (the “Common Stock”), of GSI Group, Inc. (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Items 3, 4 and 5 as set forth below.

Item 3. Source and Amount of Funds or Other Consideration.

On January 1, 2013 and 2014, the Board of Directors of the Company granted 14,435 and 11,121 DSUs, respectively, to Mr. Bershad for his service as a director of the Company.

Item 4. Purpose of Transaction.

On August 14, 2012, Mr. Bershad filed Amendment No. 10 to his Schedule 13D disclosing he beneficially owned 3,150,257 shares of Common Stock. The purpose of this Amendment No. 11 is to explain a net reduction in the number of shares Mr. Bershad beneficially owns related to transfers made for estate-planning purposes.

On January 1, 2013 and 2014, the Board of Directors of the Company granted 14,435 and 11,121 DSUs, respectively, to Mr. Bershad for his service as a director of the Company.

Since the Company emerged from bankruptcy in 2010, Mr. Bershad has regularly contributed Common Stock to grantor retained annuity trusts (“GRATs”) established by him for estate-planning purposes. As the GRATs have made the required annuity payments to Mr. Bershad in shares of Common Stock, Mr. Bershad has recontributed those shares to newly established GRATs. Under the terms of the GRATs, Mr. Bershad, as trustee, retains sole voting and dispositive power over the shares held in the GRATs. As such, Mr. Bershad has indirect beneficial ownership of these shares. While the number of shares of Common Stock that Mr. Bershad directly and indirectly beneficially owns regularly changes as he contributes shares to the GRATs and receives the annuity payments, prior to the events reported herein, his overall beneficial ownership of these shares has not changed.

Under the terms of the GRATs, upon maturity, the beneficiary automatically becomes the trustee. Consequently, beneficial ownership of any shares held by the GRAT at maturity transfers to the beneficiary. On August, 27, 2014, two GRATs matured, and beneficial ownership of the 449,588 shares of Common Stock held by the GRATs transferred to the beneficiaries thereunder. On September 8, 2014, the final annuity payment, in the form of shares of Common Stock, was made to Mr. Bershad, thereby transferring beneficial ownership of 311,718 shares of Common Stock back to Mr. Bershad. Beneficial ownership of the remaining 137,870 shares stayed with the beneficiaries of the GRATs, and Mr. Bershad no longer has beneficial ownership of these shares. Because these transfers of beneficial ownership are considered gifts, they are exempt transactions under Section 16 of the Exchange Act.

These transfers of beneficial ownership between Mr. Bershad and the beneficiaries of the GRATs may occur again in the future as other GRATs mature, the trustee of the trusts changes, and annuity payments are made.

Item 5. Interest in Securities of the Issuer.

(a)-(b). Mr. Bershad has the sole power to vote and dispose of 2,965,204 shares of Common Stock. Mr. Bershad owns 516,828 shares of Common Stock directly and is deemed a beneficial owner of 2,448,376 shares of Common Stock as the trustee of various GRATs that he established for estate-planning purposes. Under the terms of the GRATs, Mr. Bershad, as trustee, retains sole voting and dispositive power over the shares held in the GRATs. In addition, Mr. Bershad beneficially owns 72,739 DSUs that are fully vested and will convert into shares of Common Stock upon the date Mr. Bershad ceases to be a director of the Company. Mr. Bershad does not have voting rights or the right to receive dividends on these DSUs until they are converted to Common Stock.

(c). Other than as set forth in Items 3 and 4 above, Mr. Bershad has not engaged in any transactions in Common Stock in the last sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 above is incorporated into this Item 6 by reference.

CUSIP No. 36191C106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2014

/s/ Stephen W. Bershad
Stephen W. Bershad